U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM U-9C-3


                          QUARTERLY REPORT PURSUANT TO RULE 58 OF
                       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                     For the quarterly period ended September 30, 2002
                                                    ------------------




                           FirstEnergy Corp. (File No. 70-09501)
--------------------------------------------------------------------------------
                      (Name of Registered Holding Company)

                          76 South Main Street, Akron, Ohio 44308
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

                               FirstEnergy Corp.


                    Quarterly Report Pursuant to Rule 58 of
                the Public Utility Holding Company Act of 1935

              For the quarterly period ended September 30, 2002
                                             -------------------


                               Table of Contents

  Item
   No.                             Title                                 Page
  ----     -------------------------------------------------------       ----
    1      Organization Chart                                            1-4

    2      Issuances and Renewals of Securities and
           Capital Contributions                                           5

    3      Associate Transactions                                        6-8

    4      Summary of Aggregate Investment                                 9

    5      Other Investments                                              10

    6      Financial Statements and Exhibits:

               A - Financial Statements                                11-12

               B - Exhibits                                               13

               C - Certificate of FirstEnergy Corp.                       13

           Signature                                                      14


  Note:  All dollar amounts shown in this Form U-9C-3 are expressed in
  ----
         thousands unless otherwise noted.

                                                    ITEM 1 - ORGANIZATION CHART

                                                              Energy (ERC)                                  Percentage
                                                              or Gas (GRC)      Date of      State of       of Voting      Nature of
            Name of Reporting Company                       Related Company   Organization  Organization  Securities Held  Business
            -------------------------                       ---------------   ------------  ------------  ---------------  ---------

FirstEnergy Corp. (a)

    Ohio Edison Company (b)
       OES Fuel, Inc. (d)                                         ERC           12/16/1988       Ohio          100.0%       (h)

    FirstEnergy Ventures Corp. (b)
       Bay Shore Power Company (e)                                ERC           01/26/1998       Ohio          100.0        (j)
       Centerior Energy Services, Inc. (e)                        ERC           06/01/1994       Ohio          100.0        (k)
       Eastroc Technologies, LLC (c)                              ERC           04/30/1996       Delaware       50.0 **     (l)
       Engineered Processes, Ltd. (c)                             ERC           12/30/1996       Ohio           50.0 **     (l)
       Warrenton River Terminal, Ltd. (e)                         ERC           09/03/1996       Ohio          100.0        (m)

    FirstEnergy Facilities Services Group, LLC (b)
       Ancoma, Inc. (f)                                           ERC           04/20/1953       New York      100.0        (i)
       Colonial Mechanical Corporation (f)                        ERC           03/30/1972       Virginia      100.0        (i)
       Dunbar Mechanical, Inc. (f)                                ERC           07/16/1956       Ohio          100.0        (i)
       Edwards Electrical & Mechanical, Inc. (f)                  ERC           02/28/1968       Indiana       100.0        (i)
       Elliot-Lewis Corporation (f)                               ERC           04/01/1948       Pennsylvania  100.0        (i)
        A.A. Duckett, Inc.                                        ERC           03/01/1973       Delaware      100.0        (i)
        Sautter Crane Rental, Inc.                                ERC           12/10/1991       Pennsylvania  100.0        (n)
        E-L Enterprises, Inc.
          Modern Air Conditioning, Inc.                           ERC           04/27/1965       Florida       100.0        (i)
            Airdex Air Conditioning Corporation                   ERC           01/18/1995       Florida       100.0        (i)
          R.L. Anderson, Inc.                                     ERC           08/28/1961       Florida       100.0        (i)
       L.H. Cranston and Sons, Inc. (f)                           ERC           01/02/1951       Maryland      100.0        (i)
       Roth Bros., Inc. (f)                                       ERC           09/06/1947       Ohio          100.0        (i)
       The Hattenbach Company (f)                                 ERC           03/21/1969       Ohio          100.0        (o)
       R.P.C. Mechanical, Inc. (f)                                ERC           04/21/1959       Ohio          100.0        (i)
       Spectrum Controls Systems, Inc. (f)                        ERC           04/18/1988       Ohio          100.0        (i)
       Webb Technologies, Inc. (f)                                ERC           11/03/1976       Virginia      100.0        (i)

    FirstEnergy Solutions Corp. (b)                               ERC           08/08/1997       Ohio          100.0        (p)
       FirstEnergy Engineering, Inc. (g)                          ERC           08/09/1996       Ohio          100.0        (y)

    GPU Advanced Resources, Inc. (b)                              ERC           09/13/1996       Delaware      100.0        (v)

    GPU Diversified Holdings, LLC (b)                             ERC           08/03/2000       Delaware      100.0        (w)
       GPU Solar, Inc.                                            ERC           11/07/1997       New Jersey     50.0 **     (x)
       GPU Distributed Power, Inc. *                              ERC           02/29/2000       Delaware      100.0

*  Inactive
** Set forth the percentage of interest held directly or indirectly by FirstEnergy Corp.

                                                                 1


                                              ITEM 1 - ORGANIZATION CHART (Continued)

                                                              Energy (ERC)
                                                              Energy (ERC)                                  Percentage
                                                              or Gas (GRC)      Date of      State of       of Voting      Nature of
            Name of Reporting Company                       Related Company   Organization  Organization  Securities Held  Business
----------------------------------------------------        ---------------   ------------  ------------  ---------------  ---------

FirstEnergy Corp. (a) (Continued)
-----------------

    The Alliance Participants Administrative and
       Startup Activities Company, LLC (c)                        ERC           12/22/2000       Delaware      10.0% **      (q)

    PowerSpan Corp. (c)                                           ERC           05/01/1997       Delaware       8.63 **      (r)

    Kinetic Ventures I, LLC (c)                                   ERC           04/15/1997       Delaware      11.11 **      (s)

    Kinetic Ventures II, LLC (c)                                  ERC           12/07/1999       Delaware      14.28 **      (s)

    Nth Power Technologies II, LLC (c)                            ERC                                            8.2 **      (t)

    Active Power, Inc. (c)                                        ERC                                          0.006 **      (u)

    Utility.com, Inc. (c) *                                       ERC                                            5.0 **      (p)

    Automated Power Exchange, Inc. (c)                            ERC                                           1.16 **      (p)


*   Inactive
**  Set forth the percentage of interest held directly or indirectly by FirstEnergy Corp.

                                                                 2


(a) FirstEnergy Corp., a registered holding company, holds securities directly or indirectly in the energy-related companies set below its name.
(b)  These  companies are direct wholly owned  subsidiaries of FirstEnergy Corp.
(c) FirstEnergy Corp. owns an interest directly or indirectly in these energy-related companies or venture capital funds set below its name.
(d)  This company is direct wholly owned subsidiary of Ohio Edison Company.
(e) These companies are direct wholly owned subsidiaries of FirstEnergy Ventures Corp.
(f) These companies are direct wholly owned subsidiaries of FirstEnergy Facilities Services Group, LLC.
(g)  This company is direct  wholly owned  subsidiary of  FirstEnergy  Solutions
     Corp.
(h)  This subsidiary finances and manages fuel inventories.
(i) This subsidiary provides HVAC equipment installation and services, facilities management, and energy management.
(j) This subsidiary owns and operates a petroleum coke disposal facility that will supply steam for the Bay Shore Power Plant and to BP Amoco Corporation.
(k) This subsidiary provides various consulting services related to energy management and procurement.
(l) This subsidiary holds the patent on plaster, which is manufactured using the by-Products of coal-fired generation facilities.
(m) This subsidiary owns facilities for the transloading of bulk materials (primarily coal) on the Ohio River. The coal is in part used by the FirstEnergy Operating Companies at various generation facilities.
(n)  This subsidiary provides crane rental services.
(o) This subsidiary provides refrigeration sales and services to commercial entities.
(p)  This   subsidiary   engages  in  the  brokering  and  marketing  of  energy
     commodities.
(q) This entity was created to manage the financial and other affairs of the ten members of the Alliance Regional Transmission Organization.
(r) This company was formed to utilized advanced technology to reduce emissions of NOx, SO2 and particulate matter from utility generation facilities.
(s) This venture capital fund is focus on early stage companies involved in energy-related fields and technology.
(t) This venture capital fund is focus on emerging technologies in the global energy industry.
(u) This company is a developer of flywheel energy storage system for use in uninterruptible power supply and other power quality applications.
(v) This subsidiary was formed to engage in energy services and retail energy sales.
(w) This energy-related company holds securities directly in the energy-related company set below its name.
(x) This subsidiary is involved in the development and commercialization of photovoltaics. (y) This subsidiary provides engineering services.

            Narrative Description of Activities for Reporting Period
            --------------------------------------------------------


     On July 31, 2002, Penn Power Energy, Inc. merged into its parent, FirstEnergy Solutions Corp.


             ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


                          Type of   Principal                     Company to     Collateral    Consideration
                          Security  Amount of  Issue or  Cost of  whom Security  Given with      Received
Company Issuing Security  Issued    Security   Renewal   Capital   was  Issued    Security   for Each Security
------------------------  ------    --------   -------   -------  ------------   ----------  -----------------

         None.



                          Company Contributing       Company Receiving       Amount of Capital
                                Capital                   Capital               Contribution
                          --------------------    -----------------------    -----------------
                            FirstEnergy Corp.     Bay Shore Power Company       $11,100


Note:  The information provided in Item 2 presents the activities of the reporting period
----
       only.

                                              5


                                                  ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies


                                                                                                                           Total
     Reporting Company                        Associate Company                                                            Amount
    Rendering Services                        Receiving Services                        Types of Services Rendered         Billed
--------------------------------        -------------------------------               ------------------------------       ------
Warrenton River Terminal, Ltd.          FirstEnergy Solutions Corp.                   Loading, unloading and storage       $   xx
                                                                                      of petcoke

Warrenton River Terminal, Ltd.          FirstEnergy Generation Corp.                  Loading, unloading and storage           xx
                                                                                      of coal

Centerior Energy Services, Inc.         FirstEnergy Solutions Corp.                   Energy consulting                        xx

Bay Shore Power Company                 FirstEnergy Generation Corp.                  Sale of steam                            xx

Bay Shore Power Company                 FirstEnergy Generation Corp.                  Sale of petcoke                          xx

OES Fuel, Inc.                          Ohio Edison Company                           Leasing of nuclear fuel                  xx

OES Fuel, Inc.                          Pennsylvania Power Company                    Leasing of nuclear fuel                  xx

Dunbar Mechanical, Inc.                 FirstEnergy Generation Corp.                  HVAC equipment installation              xx
                                                                                      and services

Dunbar Mechanical, Inc.                 The Toledo Edison Company                     HVAC services                            xx

Dunbar Mechanical, Inc.                 FirstEnergy Nuclear Operating Company         HVAC services                            xx

Roth Bros., Inc.                        Ohio Edison Company                           HVAC services                            xx

Roth Bros., Inc.                        FirstEnergy Properties, Inc.                  HVAC services                            xx

                                                                 6



                                            ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies (Continued)

                                                                                                                           Total
     Reporting Company                          Associate Company                                                          Amount
    Rendering Services                          Receiving Services                      Types of Services Rendered         Billed
--------------------------------        -----------------------------------           ------------------------------       ------

Roth Bros., Inc.                        FirstEnergy Nuclear Operating Company          HVAC services                          xx

Roth Bros., Inc.                        The Cleveland Electric Illuminating Co.        HVAC services                          xx

Roth Bros., Inc.                        FirstEnergy Generation Corp.                   HVAC services                          xx

FirstEnergy Solutions Corp.             Ohio Edison Company                            Sale of natural gas                    xx

FirstEnergy Solutions Corp.             Pennsylvania Power Company                     Sale of natural gas                    xx

FirstEnergy Solutions Corp.             The Toledo Edison Company                      Sale of natural gas                    xx

Elliot-Lewis Corporation                Jersey Central Power & Light Company           Crane rental                           xx

Elliot-Lewis Corporation                Metropolitan Edison Company                    Crane rental & HVAC services           xx

Elliot-Lewis Corporation                Pennsylvania Electric Company                  HVAC services                          xx


Note:  The  information provided in Item 3 presents the  activities of the reporting  period only.  The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

                                                         7



                                    ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

                                                                                                                           Total
    Associate Company                           Reporting Company                                                          Amount
    Rendering Services                          Receiving Services                      Types of Services Rendered         Billed
--------------------------------        -----------------------------------           ------------------------------       ------


GPU Service, Inc.                       GPU Diversified Holdings LLC                  Legal and certain general and        $   xx
                                                                                      administrative services for
                                                                                      GPU Diversified Holdings LLC

GPU Service, Inc.                       GPU Advanced Resources, Inc.                  Legal and certain general and            xx
                                                                                      administrative services for
                                                                                      GPU Advanced Resources, Inc.

FirstEnergy Service Co.                 Warrenton River Terminal, Ltd.                General and administrative services      xx

FirstEnergy Service Co.                 Bay Shore Power Company                       General and administrative services      xx

FirstEnergy Generation Co.              Bay Shore Power Company                       Consumption and/or sale                  xx
                                                                                      of emission allowances

FirstEnergy Generation Co.              Bay Shore Power Company                       Sale of fuel oil                         xx

FirstEnergy Generation Co.              Bay Shore Power Company                       Plant operation & maintenance            xx
                                                                                      services


Note:  The  information  provided in Item 3 presents the  activities of the reporting  period only.  The amounts  required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

                                                                 8



                                           ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies:

   Total average consolidated capitalization as of  September 30, 2002          $21,161,934                        Line 1
                                                    ------------------
       Total capitalization multiplied by 15% (line 1 multiplied by 0.15)         3,174,290                        Line 2
       Greater of $50 million or line 2                                                        $3,174,290          Line 3

       Total current aggregate investment:
       (categorized by major line of energy-related business)
           Development and commercialization of photovoltaics (Category II)           1,560
           Energy services and retail energy sales (Category V)                      25,900
           Production, conversion, sale and distribution of thermal energy
             products (Category VI)                                                  27,500
           Sale of technical, operational, management, and other services
             related to HVAC, refrigeration systems (Category VII)                    1,810
           Fuel transportation, handling and storage facilities (Category IX)            50
                                                                                  ---------

                Total current aggregate investment                                                 56,820          Line 4
                                                                                                ---------

       Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
           system (line 3 less line 4)                                                         $3,117,470          Line 5
                                                                                                =========

Note:  The caption "Total average consolidated capitalization"  includes total common equity,  preferred equity (including amounts due within one year), long-term debt (including amounts due within one year) and short-term debt.

       The  caption  "Total  current  aggregate  investment"  includes  all  amounts  invested  or  committed  to be  invested  in energy-related  companies on or after the date of  effectiveness  of Rule 58 (March 24, 1997), or after  FirstEnergy  Corp.
       registered as a holding  company  (November 7, 2001) for which there is recourse,  directly or  indirectly,  to FirstEnergy
       Corp. or any subsidiary company thereof. The amounts do not include purchase accounting adjustments.

                                                                 9



                                                                       ITEM 5 - OTHER INVESTMENTS
                                                Aggregate Investment as of          Change in Investments      Reason for Change
Major Line of Energy-Related Business              June 30, 2002                   During Reporting Period       in Investments
--------------------------------------          --------------------------         -----------------------     -----------------

Energy management services (Category I)                $  18,766 (1)                     $   -                 No change.

Development and commercialization of                      29,480 (2)                         -                 No change.
  electrotechnologies (Category II)

Energy services and retail energy                         44,058 (3)                         -                 No change.
  sales (Category V)

Production, conversion, sale and                          58,250 (4)                      11,100               In the third quarter
  distribution of thermal energy                                                                               of 2002, FirstEnergy
  products (Category VI)                                                                                       Corp. made equity
                                                                                                               contribution of $11.1
                                                                                                               million to Bay Shore
                                                                                                               Power Company.

Sale of technical, operational,                          248,428 (5)                         -                 No change.
  management, and other services
  related to HVAC, refrigeration
  systems (Category VII)

Fuel transportation, handling                              4,959 (6)                         -                 No change.
  and storage facilities
  (Category IX)

Development and commercialization of                          46 (7)                         -                 No change.
  technologies that utilize coal waste
  by-products (Category X)


(1)  Includes $18,766 that was invested in energy-related  companies,  prior to FirstEnergy Corp.  registered as a holding company
     (November 7, 2001).
(2)  Includes $27,920 that was invested in energy-related  companies,  prior to FirstEnergy  Corp. registered as a holding company
     (November 7, 2001).
(3)  Includes $18,158 that was invested in energy-related  companies,  prior to FirstEnergy Corp.  registered as a holding company
     (November 7, 2001).
(4)  Includes $41,850 that was invested in energy-related  companies,  prior to FirstEnergy Corp.  registered as a holding company
     (November 7, 2001).
(5)  Includes $246,618 that was invested in energy-related  companies,  prior to FirstEnergy Corp. registered as a holding company
     (November 7, 2001).
(6)  Includes $4,909 that was invested in energy-related  companies,  prior to FirstEnergy  Corp.  registered as a holding company
     (November 7, 2001).
(7)  Includes $46 that was invested in  energy-related  companies,  prior to  FirstEnergy  Corp.  registered as a holding  company
     (November 7, 2001).

                                                        10


                  ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


A.  Financial Statements
    --------------------

     A-1 Financial statements of FirstEnergy Solutions Corp. for the quarter ended September 30, 2002.

     A-2 Financial statements of GPU Advanced Resources, Inc. for the quarter ended September 30, 2002.

     A-3 Financial statements of GPU Diversified Holdings LLC for the quarter ended September 30, 2002.

     A-4 Financial statements of OES Fuel, Inc. for the quarter ended September 30, 2002. - filed pursuant to request for confidential treatment.

     A-5 Financial statements of Bay Shore Power Company for the quarter ended September 30, 2002. - filed pursuant to request for confidential treatment.

     A-6 Financial statements of Centerior Energy Services, Inc. for the quarter ended September 30, 2002. - filed pursuant to request for confidential treatment.

     A-7 Financial statements of Warrenton River Terminal, Ltd. for the quarter ended September 30, 2002. - filed pursuant to request for confidential treatment.

     A-8 Financial statements of Ancoma, Inc. for the quarter ended September 30, 2002. - filed pursuant to request for confidential treatment.

     A-9 Financial statements of Colonial Mechanical Corporation for the quarter ended September 30, 2002. - filed pursuant to request for confidential treatment.

     A-10 Financial statements of Dunbar Mechanical,  Inc. for the quarter ended
          September 30, 2002. - filed pursuant to request for confidential treatment.

     A-11 Financial statements of Edwards Electrical & Mechanical, Inc. for the quarter ended September 30, 2002. - filed pursuant to request for confidential treatment.

     A-12 Financial statements of Elliot-Lewis Corporation for the quarter ended
          September 30, 2002. - filed pursuant to request for confidential treatment.

     A-13 Financial statements of L.H. Cranston and Sons, Inc. for the quarter ended September 30, 2002. - filed pursuant to request for confidential treatment.

     A-14 Financial  statements  of  Roth  Bros.,  Inc.  for the  quarter  ended
          September 30, 2002. - filed pursuant to request for confidential treatment.

     A-15 Financial  statements of The Hattenback  Company for the quarter ended
          September 30, 2002. - filed pursuant to request for confidential treatment.

   --------------------------------

     A-16 Financial statements of R.P.C. Mechanical,  Inc. for the quarter ended
          September 30, 2002. - filed pursuant to request for confidential treatment.

     A-17 Financial statements of Spectrum Controls Systems, Inc. for the quarter ended September 30, 2002. - filed pursuant to request for confidential treatment.

     A-18 Financial statements of Webb Technologies,  Inc. for the quarter ended
          September 30, 2002. - filed pursuant to request for confidential treatment.

     A-19 Financial  statements  of  GPU  Solar,  Inc.  for  the  quarter  ended
          September 30, 2002. - filed pursuant to request for confidential treatment.

B.  Exhibits
    --------

    Contracts Required by Item 3
    ----------------------------

     B-1 Contract between GPU Service, Inc. and GPU Advanced Resources, Inc. to provide legal and certain general and administrative services - incorporated by reference to Exhibit B-13 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 1997.

     B-2 Stockholders Agreement made and entered into as of January 7, 1998 by and among GPU International, Inc., AstroPower, Inc. and GPU Solar, Inc. (in connection with the sale of GPU International, Inc. on December 22, 2000, the Stockholders Agreement was amended such that GPU International, Inc. transferred its interest in GPU Solar, Inc. and its rights and responsibilities under the Stockholders Agreement to GPU Diversified Holdings LLC) - incorporated by reference to Exhibit B-12 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 2000.

     B-3 Amendment No. 1 to Stockholders Agreement made and entered into as of December 1, 2000 by and among GPU International, Inc., AstroPower, Inc., GPU Diversified Holdings LLC and GPU Solar, Inc. (this amendment essentially transferred GPU International, Inc.'s interest in GPU Solar, Inc. and its rights and responsibilities under the Stockholders Agreement to GPU Diversified Holdings LLC) - incorporated by reference to Exhibit B-13 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 2000.

     B-4 Contract between GPU Service, Inc. and GPU Diversified Holdings LLC to provide legal and certain general and administrative services. - incorporated by reference to Exhibit B-4 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 2001.

     Note: Services rendered by Dunbar Mechanical, Inc. and Roth Bros., Inc. to their associate companies are provided pursuant to purchase order contracts.


C. Certificate of FirstEnergy Corp.
   --------------------------------

                                    SIGNATURE


     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                                             FIRSTENERGY CORP.



November 26, 2002
                                By:        /s/ Harvey L. Wagner
                                    -------------------------------------
                                               Harvey L. Wagner
                                         Vice President, Controller
                                        and Chief Accounting Officer
                                        (Principal Accounting Officer)